Exhibit (a)(5)(ii)

SuRo Capital Corp. Announces Expiration and Final Results of Tender Offer

Modified Dutch Auction Tender Offer to Repurchase 2 Million Shares at $4.70 Per Share

NEW YORK, NY, April 3, 2024 (GLOBE NEWSWIRE) – SuRo Capital Corp. (“SuRo Capital” or the “Company”) (Nasdaq: SSSS) today announced its final results from its modified “Dutch Auction” tender offer (the “Tender Offer”). The Company’s Tender Offer expired at 5:00 P.M., Eastern Time, on April 1, 2024. The Tender Offer was made pursuant to an Offer to Purchase dated February 20, 2024 and the related Letter of Transmittal, by which the Company offered to purchase up to 2,000,000 shares of its common stock at a price per share not less than $4.00 and not greater than $5.00 in $0.10 increments, using available cash, which documents were filed with the Securities and Exchange Commission on February 20, 2024.

In accordance with the Company’s previously announced Tender Offer, and based on the final count by Equiniti Trust Company, LLC, the depositary for the Tender Offer, the Company will repurchase 2,000,000 shares, representing 7.9% of its outstanding shares, for payment on or about April 5, 2024, at a price of $4.70 per share on a pro rata basis, excluding fees and expenses relating to the self-tender offer. The per share purchase price of properly tendered shares represents 58.8% of net asset value (“NAV”) per share based as of December 31, 2023. The Company, in conjunction with Equiniti Trust Company, LLC, has determined the final proration factor for the tender offer is approximately 69.3%. The Company is funding the repurchase of shares in the Tender Offer using a portion of its cash on hand.

The information agent for the Tender Offer is D.F. King & Co. Inc., and the depositary is Equiniti Trust Company, LLC. For questions and information, please contact the information agent at suro@dfking.com. Banks and brokers may call the information agent at (212) 269-5550, and all others may call the information agent toll-free at (877) 361-7972.

Forward-Looking Statements

Statements included herein, including statements regarding SuRo Capital's beliefs, expectations, intentions, or strategies for the future, may constitute "forward-looking statements". SuRo Capital cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements. All forward-looking statements involve a number of risks and uncertainties, including the impact of any market volatility that may be detrimental to our business, our portfolio companies, our industry, and the global economy, that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Risk factors, cautionary statements, and other conditions which could cause SuRo Capital's actual results to differ from management's current expectations are contained in SuRo Capital's filings with the Securities and Exchange Commission. SuRo Capital undertakes no obligation to update any forward-looking statement to reflect events or circumstances that may arise after the date of this press release.

About SuRo Capital Corp.

SuRo Capital Corp. (Nasdaq: SSSS) is a publicly traded investment fund that seeks to invest in high-growth, venture-backed private companies. The fund seeks to create a portfolio of high-growth emerging private companies via a repeatable and disciplined investment approach, as well as to provide investors with access to such companies through its publicly traded common stock. SuRo Capital is headquartered in New York, NY and has offices in San Francisco, CA. Connect with the company on X, LinkedIn, and at www.surocap.com.

Contact

SuRo Capital Corp.

(212) 931-6331

IR@surocap.com

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